

August 5, 2015

Laura J. Durr
Chief Financial Officer
Polycom, Inc.
6001 America Center Drive
San Jose, CA 95002

Re: **Polycom, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2014
       Filed February 20, 2015
       File No. 0-27978

Dear Ms. Durr:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Results of Operations for the Three Years Ended December 31, 2014

Provision for Income Taxes from Continuing Operations, page 47

1.   Please revise to explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. Consider explaining the relationship between the foreign and domestic effective tax rates in greater detail. It appears as though separately discussing the foreign effective income tax rates is important information necessary to understanding your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources, page 52

2.   We note that you consider your principal sources of liquidity to include cash and cash equivalents, short- and long-term investments. To help us better understand your

disclosure, please tell us why you have included long-term investments as one of your principal sources of liquidity. Disclose the amount of cash, cash equivalents and short-term investments held by subsidiaries outside of the United States.

Note 18. Income Taxes, page F-36

3.   We note that continuing operations in the United States have generated losses before income taxes for the past three years and that the cumulative amount of earnings upon which U.S. income tax has not been provided is approximately $339.6 million. Please disclose whether or not there have been repatriations during the periods presented in your financial statements, and if so, describe the nature, amounts, timing and special circumstances surrounding these repatriations. To the extent that you do not intend to repatriate foreign earnings, state this assertion in your disclosure.

4.   Please tell us how you evaluated the criteria for the exception to recognition of a deferred tax liability in accordance with ASC 740-30-25-17 and 18 for undistributed earnings that are intended to be indefinitely reinvested. Describe the type of evidence that sufficiently demonstrates that remittance of earnings will be postponed indefinitely.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant